Exhibit 99.5

news

IMMEDIATE	9 MARCH 2006

YEAR END RESULTS 2005

Strong Group results
•	Net written premiums of £5.4bn (2004: £5.1bn)
•	Operating result of £698m(1) – up £440m on 2004 (2004: £258m)
•	Ongoing business(2) combined operating ratio (COR) of 93.8% (2004: 93.8%)
•	Profit before tax(1) of £865m (2004: £38m)
•	Profit after tax of £605m up £685m on 2004 (2004: £80m loss)

Delivering against our strategic objectives
•	Sub 100 CORs from all Core regions. Core Group(3) COR of 94.1% (2004: 96.1%)
•	Targeted growth in key markets and segments
•	Operational improvement programme has delivered £240m of annualised savings
•	Further simplification of US regulatory structure
•	Disposal of non core assets — transactions completed: Rothschilds, Nonstandard Auto and Japan
Dividend
•	Final dividend of 3.05p (2004: 2.96p)

	12 Months	12 Months	Movement
	2005	2004
Revenue
Net written premiums	£5,400m	£5,082m	+6%

Combined ratios
- Ongoing business(2)	93.8%	93.8%	–
- Core Group(3)	94.1%	96.1%	+2pts

Operating result(1)	£698m	£258m	+171%
Profit before tax (1)	£865m	£38m	–
Profit after tax(1)	£605m	£(80)m	–

Operating earnings per share for Core Group(4)	13.7p	11.7p	+17%
Earnings per share – Basic(5)	18.9p	(5.0)p	–

	31 December	31 December
	2005	2004
Balance sheet
Shareholders' funds	£2,743m	£2,321m	+18%
Net asset value per share (pre IAS 19)	103p	95p	+8%
Net asset value per share (post IAS 19)	90p	76p	+18%

Dividend for the year per ordinary share	4.74p	4.61p	+2.8%

Andy Haste, Group Chief Executive of Royal & Sun Alliance Insurance Group plc, commented:

“It has been a very good year for the Group. The Core Group has performed strongly and we have made further progress in derisking the US. We are delivering against our strategic objectives and I am confident that with our focus on operational excellence, execution and the strength of our operations we will continue to deliver sustainable profitable performance. As we see it today, we would expect the Core Group to deliver a combined operating ratio of around 95% in 2006.”

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134

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For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Mobile: +44 (0) 7834 005589	Mobile: +44 (0) 7834 005605

Andrew Wigg	Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801
Mobile: +44 (0) 7834 944129	Mobile: +44 (0) 7810 505473

Important Disclaimer
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and operational objectives; financial results; sustainability of earnings and profitable growth; restructuring plans; our expense savings; payment of future dividends; losses related to the US financial enhancement products; reduction in the Group’s US exposures; capital and solvency requirements in the UK; regulatory position in the US; effect of litigation on the Company’s financial position; projections of losses resulting from catastrophic storms; projection of combined ratios for 2006; delays in claims notifications for asbestos and environmental claims and adverse claims development on long tail business and court judgments. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and the Company’s plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.

(1)	For a reconciliation of operating result on a management basis to profit after tax see page 8. Profit before tax is shown on a management basis. Profit before tax on a statutory basis is shown on page 26.
(2)	Ongoing business in 2004 includes the UK, Scandinavia, International, Group Re and Nonstandard Auto in the US. It excludes France and Inwards Reinsurance and DMI in the UK. Ongoing business in 2005 is as 2004 but also excludes Japan.
(3)	The Core Group is defined as the UK, Scandinavia, International and Group Re.
(4)	Operating earnings per share is calculated on the Core Group operating result after interest, related tax and minority interests in relation to the weighted average number of shares in the period (excluding those held in ESOP trusts).
(5)	Earnings per share includes both continuing and discontinued operations.

Press Release	2

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CEO REVIEW

It has been a good year for the Group with strong performances from the Core Group and continued progress in derisking the US. Net written premiums are up £318m to £5.4bn, reflecting the recapture of the Munich Re quota share combined with improved retention across the Group and new business wins in our chosen markets. The combined operating ratio (COR) for the ongoing business is 93.8% and the Group COR which includes the US, of 97.0% is 7.8 points better than 2004.

The Group underwriting result of £118m is up £395m on 2004 driven by the stabilisation of the US and our disciplined approach towards risk selection, pricing and claims management. The operating result is up £440m to £698m reflecting our improved underwriting performance and an increased investment result of £696m, which includes £129m of realised gains. Profit after tax of £605m is up £685m on 2004 and includes the benefit from disposals of non core assets and £126m from changes to the scheme design of the two main UK defined benefit pension schemes. Our operational improvement programme has delivered annualised expense savings of £240m and we will reach our £270m target during 2006. Shareholders’ funds have increased by 18% to £2.7bn, reflecting a £0.4bn increase in the Core Group shareholders’ funds and a stable US position.

Business Performance

The Group operating result has been achieved against the background of a mixed rating environment and after absorbing the impact of weather events including floods in the UK and India, storms in Scandinavia and Canada and hurricanes in the Americas. Set out below are the combined operating ratios of our main businesses:

	12 Months 2005	12 Months 2004	Improvement
	%	%	Points
UK Personal	95.6	97.3	1.7
UK Commercial	91.9	96.0	4.1

UK Total	93.1	96.3	3.2
International	94.7	96.6	1.9
Scandinavia	94.4	95.6	1.2

Core Group	94.1	96.1	2.0

Total Group	97.0	104.8	7.8

Ongoing business	93.8	93.8	–

Core Group

We have strong positions in our chosen markets and in a competitive environment net written premiums increased 7% reflecting the recapture of the Munich Re quota share and targeted growth in Canada, Latin America, UK marine, MORE TH>N and Scandinavia.

Through the combination of our operational improvement programme and our prudent reserving policy we continue to see favourable prior year claims settlement and a positive current year result. The Core Group delivered an underwriting result of £263m up 42% on 2004 and a combined ratio of 94.1%, after continued strengthening of reserves. The underlying return on equity for the Core Group was 21.6% compared with 17.7% in 2004.

Our business is well positioned to deliver sustainable earnings and to target profitable growth, underpinned by our disciplined approach to underwriting, pricing, claims and expense management. Through the actions we have taken on our risk selection and claims processes we have improved the Core Group’s claims ratio by 2.5 points this year. In 2005 we have been building a pipeline for the future through affinity deals in UK Personal, our Scandinavian bancassurance proposition and a number of selective acquisitions, including Cruz del Sur in Chile and Morgex in Canada.

Our key objective of delivering sustainable profitable performance remains unchanged. As we see it today, we would expect the Core Group to deliver a combined operating ratio of around 95% in 2006.

US

We have continued to derisk the US business and have reduced the insurance loss from £372m in 2004 to £29m in 2005, with the fourth quarter insurance result achieving broadly break even. In November, we announced the completion of the sale of Nonstandard Auto increasing our RBC ratio to 2.2 times at the year end. In January 2006, we further strengthened the US Board through the appointment of Edward Muhl and in February we received regulatory approval to reduce the number of domiciliary states from four to two and insurance entities from seven to four. We continue to focus on driving down claims and expenses and actively explore opportunities to accelerate coming off risk. Our objective is to bring certainty and finality to the US exposure. The execution of this is complex, will take time and will not be a totally smooth ride.

Dividend

We are announcing a final dividend of 3.05p (2004: 2.96p) per share which is subject to shareholder approval at the AGM. The dividend is in line with our policy to at least maintain the dividend in real terms and makes a total distribution for the year of 4.74p (2004: 4.61p).

Summary

2005 has been a productive year for the Group. We have generated a strong financial performance and delivered against our strategic objectives. Through the actions we have taken our portfolio is strong and positioned to deliver sustainable profitable growth.

Andy Haste, Group CEO, Royal & Sun Alliance Insurance Group plc

Press Release	3

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OPERATIONS REVIEW

Accounting and Reporting Bases

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The 2004 comparatives have been restated in accordance with our new accounting policies. Under these policies, the 2004 operating result has been adjusted to reflect the reclassification of our life businesses which are now reported as discontinued operations.

With the disposal of Nonstandard Auto we no longer have any ongoing business in the US. This means that the previous split of the Group between ‘Ongoing Business’ and ‘Total Group’ is redundant. Given this change, our previous target for our ongoing business of 100% on average across the cycle is no longer relevant. Going forward we will continue to report the Core Group’s combined operating ratio together with the result of our discontinued US business.

Operating Result

The table below presents the key financials analysed between the Core Group and the US operation:

	Core Group		US		Group
	12 Months	12 Months	12 Months	12 Months	12 Months	12 Months
	2005	2004	2005	2004	2005	2004
Insurance result (£m)	843	686	(29)	(372)	814	314
Operating result (£m)	743	623	(45)	(365)	698	258
Profit after tax (£m)	635	312	(30)	(392)	605	(80)
Shareholders' funds (£bn)	2.3	1.9	0.4	0.4	2.7	2.3
Operating EPS (pence)	13.7	11.7	–	–	–	–
Basic EPS (pence)	–	–	–	–	18.9	(5.0)

Core Group

The Core Group produced an underwriting result of £263m (2004: £185m) and a combined operating ratio (COR) of 94.1%, a 2 point improvement on 2004. The underwriting result comprises £88m for the current year and £175m for the prior year. The development of prior year reserves is set out in the loss development tables on page 11. The underwriting result was achieved after absorbing significant weather events in International and the continued strengthening of reserves. The underlying return on equity was 21.6% (2004: 17.7%).

UK
The UK produced a strong operating result with an overall COR of 93.1% (2004: 96.3%) and an underwriting profit of £154m, an improvement of 62% on last year. Net written premiums were £2.6bn, up 3% on prior year reflecting the recapture of the Munich Re quota share. The market is competitive; in Personal we achieved low single digit rating increases while in Commercial, where rates were off about 5%, we increased policy numbers and retention in key business lines. We are seeing the benefits of our claims transformation programme in the results. We have reorganised claims handling, rolled out a new claims platform and launched a new supply chain management system which improves our control and reduces overheads. We are market leaders in this area and have won contracts with Lloyds TSB and Cooperative Insurance to use our supply chain infrastructure.

Commercial
Net written premiums were £1,802m, up £29m (2%) on 2004. We continue to maintain underwriting discipline and focus on achieving technical price. We won £227m of new business in 2005 and increased customers in marine, risk solutions and property investors. Retention is strong and increased by three points in the year to 85%.

UK Commercial delivered a COR of 91.9%, an improvement of 4.1 points on 2004, despite a number of large losses in the fourth quarter. The underwriting profit was £115m, up £43m on 2004 reflecting actions taken to enhance claims handling, better risk selection and improved business retention. Commercial property delivered a COR of 91.6% and motor delivered a COR of 88.9% an improvement of 7.5 points on 2004. The improvement in our ‘Other’ category reflects an excellent performance by our marine business which delivered a COR of 85.5% and the impact of reserve strengthening in 2004 for our discontinued lines of business.

Personal
Net written premiums for UK Personal were £830m, up £48m (6%) on prior year. The underwriting profit of £39m was up 70% on 2004 and the COR improved by 1.7 points to 95.6% largely driven by operational restructuring. The motor COR was 102.9% while the household COR of 90.4% improved by 6.7 points on 2004 reflecting the benefits of our claims management actions and lower subsidence costs.

MORE TH>N achieved a COR of 92.4% (200 4: 96.0%) and had an expense ratio of 24.1% which met our target of sub 25% by the end of 2005. Net written premiums were £432m, up 11% on 2004 reflecting the improvements made to the web proposition and more sophisticated pricing. Around 50% of motor and 25% of household new business sales are now through the web.

In the intermediated business we have successfully broadened our relationships, signing 12 new broker and brand panels and 10 affinity deals in 2005.

Press Release	4

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International
International net written premiums were £1,337m, up 13% on prior year. The underwriting profit of £63m was up 40% on 2004 and the COR improved by almost 2 points to 94.7% despite a number of significant weather events particularly in the fourth quarter. All regions delivered a sub 100 combined operating ratio aside from Latin America which suffered the impact of the hurricanes and achieved COR of 101.4%.

Net written premiums in Canada were £578m, an increase of 19% on 2004. This reflects continued double digit growth from Johnsons, which represents over half of the Canadian Personal lines operations, and a favourable exchange rate movement. Across Canada we are developing a strong platform for future growth. We have appointed 40 new brokers in the quarter, making 147 for the full year. Johnsons has signed new affinity deals giving access to a potential 600,000 new customers and the integration of our broker acquisition Morgex is progressing well.

The Canadian COR of 94.8% improved by 1.4 points on 2004. The underwriting profit was £26m (2004: £19m), reflecting the benefits from restructuring the portfolio and the operational improvement programme. In January 2006 the business entered an IT infrastructure outsourcing contract to enable it to better focus on product innovation, customer support and reduce costs.

In Latin America, net written premiums of £249m were up 50% on prior year, reflecting favourable exchange rate movements and strong sales in Brazilian marine and personal motor in Argentina. The integration of the acquisitions of Cruz del Sur in Chile and La Republica in Argentina is proceeding in line with expectations and these operations will be included within our 2006 results. The Latin America COR of 101.4% includes 7.6 points of weather costs primarily reflecting the impact of hurricanes Emily and Wilma.

Europe achieved a COR of 92.0% compared with 98.6% in 2004. Asia and Middle East continued to perform strongly, generating a 3.9 point improvement in the COR to 89.5%. In the Middle East we are a leading international insurer with strong positions in each of our markets. Net written premiums are up 15% in the year primarily reflecting strong motor and marine sales.

Scandinavia
In Scandinavia, net written premiums of £1,324m were up 8% on 2004 and the underwriting result improved by 20% to £65m. This reflects management actions taken to improve claims handling and the benefits of our low cost operating platform. The COR of 94.4% improved by 1.2 points on 2004.

Commercial net written premiums were £621m, up 9% on 2004 and the COR improved by 3.2 points to 85.5%. In Denmark the business achieved a COR of 97.4% and in Sweden a COR of 72.4% which improved by 8.7 points on 2004 reflecting the benefits of improved risk selection and disciplined underwriting. Following our renewal rights agreement with TopDanmark on its marine portfolio we successfully retained all targeted business.

In Personal, the COR was 102.5% and net written premiums increased by 7% to £703m. The Swedish personal COR of 104.7% was after strengthening personal accident reserves and in Denmark the COR was 99.5%. We are building our distribution capabilities, in Denmark we have 68 bancassurance agreements with the local banking market and in Sweden from February 2006 we have been selling policies through our partner Swedbank. We now have agreements with three major motor manufacturers which between them account for a quarter of car sales in Sweden and almost 10% in Denmark.

In the developing markets of Latvia and Lithuania we gained market share consolidating our number one position. We continue to drive growth and reduce operating costs. Net written premiums of £87m are up 24% on 2004 and the combined ratio was 90.3%.

US
2005 has been a productive year with the continued reduction in exposures and infrastructure. The insurance loss reduced by £343m to £29m in 2005 with the fourth quarter insurance result achieving broadly break even. During the year we reduced headcount by 60%, open claims by 37% and collected $1.3bn of reinsurance. At the year end the two remaining collateralised debt obligations (CDOs) had a fair value of $157m and in February 2006 we exited one of these contracts generating a small pre tax gain. The fair value of the remaining contract is $75m.

A number of uncertainties remain in the US but on a business as usual basis we anticipate broadly breaking even at the insurance result level in 2006. While there have been some movements between lines of the business, the reserves at the year end were $3.4bn and in line with expectations.

We completed the sale of Nonstandard Auto in November and the further simplification of the regulatory structure in February 2006 and now have four insurance entities and two domiciliary states. In 2006 our goal remains unchanged. We will continue to work through the stabilisation and reduce our exposure while actively exploring options to accelerate coming off risk. Our objective is to bring certainty and finality to the US exposure. The execution of this is complex, will take time and will not be a totally smooth ride.

Press Release	5

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Investment Result

The investment result for 2005 of £696m was up £105m on 2004. Investment income of £616m was up £65m on prior year. Realised gains were £129m (2004: £113m) and included gains from previously occupied Group properties and the realisation of bond gains in the US to lock in the capital position. The increase in investment income primarily reflects the positive cashflows from the Core Group and the return on the proceeds arising from the disposal of the life businesses and the debt issue in the second half of 2004, combined with a 0.2% improvement in the average yield on the total portfolio to 4.0%.

The fixed interest portfolio continues to be concentrated on high quality short dated bonds. At the year end, holdings of bonds rated AA or above stood at 81% of total bond exposure, while holdings in non investment grade bonds represented less than 1%.

As at 31 December 2005 unrealised gains in the balance sheet were £541m (31 December 2004: £548m).

	12 Months	12 Months
	2005	2004
	£m	£m

Land & buildings	24	18
Equities	59	58
Bonds	454	389
Cash and cash equivalents	61	59
Other	18	27

Investment income	616	551

Realised gains	129	113
Unrealised gains, impairment and foreign exchange	12	(2)
Unwind of discount	(61)	(71)

Investment result	696	591

Other Activities Result

The analysis of the other activities result is as follows:

	12 Months	12 Months
	2005	2004
	£m	£m

Non-insurance activities	1	1
Non-insurance derivatives	8	75
Associates	3	12
Central expenses	(82)	(86)
Investment expenses & charges	(46)	(58)

Other activities	(116)	(56)

The result from other activities for the year was a charge of £116m (2004: £56m). The increase over prior year reflects lower associate income following the sale of Mutual & Federal (South Africa) in the second quarter of 2004, which delivered an £8m profit, while the 2004 result also included a £75m positive contribution from the movement in the non-insurance derivatives under IAS 39. We have since exited the majority of these contracts and the net impact in 2005 is a benefit of £8m. Central expenses of £82m are 5% lower than prior year and include costs associated with regulatory projects. For 2005 this was £13m (2004: £12m).

Press Release	6

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RATING MOVEMENTS

Rate movements achieved for risks renewing in December 2005 versus comparable risks renewing in December 2004 were as follows:

	Personal			Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%
UK	3	5	(6)	(7)	(4)
Canada	(1)	1	(4)	–	(5)
Scandinavia	4	5	2	5	–

MANAGEMENT BASIS OF REPORTING

The following analysis on pages 8 to 18 has been prepared on a non statutory basis as management believe that this is the most appropriate method of assessing the financial performance of the Group. Financial information on a statutory basis is included on pages 25 to 38.

The comparative results have been adjusted by £10m post tax to recognise interest payments on perpetual notes directly in equity in accordance with IAS 32. The effect of this change is to reduce the previously disclosed 2004 loss after tax from £90m to a loss of £80m.

Press Release	7

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SUMMARY CONSOLIDATED INCOME STATEMENT

MANAGEMENT BASIS

	12 Months	12 Months
	2005	2004
	£m	£m

Net written premiums	5,400	5,082

Underwriting result	118	(277)

Investment income	616	551
Realised gains	129	113
Unrealised gains/(losses), impairments and foreign exchange	12	(2)
Unwind of discount	(61)	(71)
Investment result	696	591

Insurance result	814	314

Other activities	(116)	(56)

Operating result	698	258

Interest costs	(107)	(75)
Amortisation	(17)	(22)
Reorganisation costs	(86)	(118)
Benefit from change in pension scheme design	180	–
Profit/(loss) on disposals	197	(109)
Discontinued life	–	104

Profit before tax	865	38
Taxation	(260)	(118)

Profit/(loss) after tax	605	(80)

Earnings per share attributable to the ordinary shareholders of the Company during the year:
Basic	18.9p	(5.0)p
Diluted	18.7p	(5.0)p

Press Release	8

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SUMMARY CONSOLIDATED BALANCE SHEET

MANAGEMENT BASIS

	31 December	31 December
	2005	2004
	£m	£m
Assets
Goodwill and other intangible assets	450	322
Property and equipment	410	418
Investments
Investment property	435	417
Investment in associated undertakings	29	29
Equity securities	1,683	1,657
Debt and fixed income securities	11,609	11,158
Other	241	320
Total investments	13,997	13,581
Reinsurers' share of insurance contract liabilities	4,406	4,424
Insurance and reinsurance debtors	2,547	2,684
Deferred acquisition costs	465	487
Other debtors and other assets	669	791
Cash and cash equivalents	1,617	1,866

Assets associated with continuing business	24,561	24,573
Assets associated with discontinued business*	36	81

Total assets	24,597	24,654

Equity, reserves and liabilities

Equity and reserves
Shareholders' funds	2,743	2,321
Perpetual notes	–	444
Minority interests	391	368

Total equity and reserves	3,134	3,133
Loan capital	1,071	607

Total equity, reserves and loan capital	4,205	3,740

Liabilities (excluding loan capital)
Insurance contract liabilities	17,204	17,191
Insurance and reinsurance liabilities	475	778
Borrowings	251	349
Provisions and other liabilities	2,462	2,519

Liabilities associated with continuing business	20,392	20,837
Liabilities associated with discontinued business	–	77

Total liabilities (excluding loan capital)	20,392	20,914

Total equity, reserves and liabilities	24,597	24,654

The consolidated financial statements, from which these summary financial statements have been extracted, have been approved for issue by the Board of Directors on 8 March 2006.

*Assets associated with discontinued business in 2005 relate to property.

Press Release	9

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OTHER INFORMATION

MANAGEMENT BASIS

Movement In Net Assets

	Total	Minority	Loan Capital	Net Assets
	Shareholders'	Interest	(Including
	Funds		Perpetual
			Notes)
	£m	£m	£m	£m
Balance at 1 January 2005	2,321	368	1,051	3,740

Profit after tax for year	555	50	–	605
Exchange gains/(losses)	69	(7)	20	82
Fair value gains/(losses) net of tax	(31)	(4)	–	(35)
Pension fund actuarial gains net of tax	(53)	–	–	(53)
New share issue	17	–	–	17
Share options	9	–	–	9
2004 final dividend	(86)	(16)	–	(102)
2005 interim dividend	(49)	–	–	(49)
Preference dividend	(9)	–	–	(9)

Balance at 31 December 2005	2,743	391	1,071	4,205

Pension Fund Deficit

The table below provides a reconciliation of the Group pension fund deficit (net of tax) from 1 January 2005 to 31 December 2005:

	Core Group
	UK	Other	US	Total
	£m	£m	£m	£m
Pension fund deficit at 1 January 2005	(370)	(23)	(151)	(544)
Market movement, exchange and other	(27)	(5)	(6)	(38)
Benefit from change in scheme design	126	–	–	126
Deficit funding	60	–	26	86

Pension fund deficit at 31 December 2005	(211)	(28)	(131)	(370)

Press Release	10

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Loss Development Tables

The tables below present the general insurance claims provisions net of reinsurance for the accident years 2001 and prior, through to 2005. The top half of each table shows the estimate of cumulative claims at the end of the initial accident year and how these have developed over time. The bottom half of each table shows the value of claims paid for each accident year in each subsequent year. The current year provision for each accident year is calculated as the estimate of cumulative claims at the end of the current year less the cumulative claims paid. The tables are split between Core Group and US reflecting the way we manage the Group and each table is reconciled to the balance sheet. It is our current intention to update these tables on an annual basis.

Core Group

We continue to take a prudent approach to reserving the Core Group. In 2005 there has been net positive development of £151m reflecting the favourable experience in the 2002 to 2005 accident years, partially offset by some general reserve strengthening in the 2001 and prior accident years. The positive prior year run off is the result of the management actions we have taken over the last three years. In 2005 the Core Group prior year underwriting result of £175m comprises the net positive development of £151m plus £24m from the effect of discounting.

	2001 and prior year	2002	2003	2004	2005	Total
	£m	£m	£m	£m	£m	£m
Estimate of cumulative claims
At end of accident year	7,405	2,374	2,171	2,037	2,171
1 year later	7,661	2,296	2,059	1,884
2 years later	7,803	2,325	1,974
3 years later	8,143	2,304
4 years later	8,251

Claims paid
1 year later	2,247	962	795	632
2 years later	1,145	325	263
3 years later	1,006	236
4 years later	538
Cumulative claims paid	4,936	1,523	1,058	632	–

Current year provision before discounting	3,315	781	916	1,252	2,171	8,435
Exchange adjustment to closing rates						112
Discounting						(462)

Present value recognised in the balance sheet						8,085

US

US reserves show a significant reduction as we continue to proactively settle claims. The split between accident years has been distorted by the treatment of general litigation provisions where the provisions held and any settlements made may be reported in different accident years. For the US in 2005 there has been a prior year underwriting charge of £45m, which comprises £49m of prior years claims development, where there has been some movement between lines of business, less £4m from the effect of discounting.

	2001 and prior year	2002	2003	2004	2005	Total
	£m	£m	£m	£m	£m	£m
Estimate of cumulative claims
At end of accident year	2,651	702	825	385	23
1 year later	3,005	629	687	206
2 years later	3,505	647	652
3 years later	3,687	814
4 years later	3,783

Claims paid
1 year later	1,036	236	198	77
2 years later	658	125	102
3 years later	341	200
4 years later	335
Cumulative claims paid	2,370	561	300	77	–

Current year provision before discounting	1,413	253	352	129	23	2,170
Exchange adjustment to closing rates						126
Discounting						(286)

Present value recognised in the balance sheet						2,010

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Regulatory Capital Position

The primary regulatory capital position for the Group is set out below:

As at	31 December	31 December	31 December
	2005	2005	2004
	Requirement	Surplus	Surplus
	£bn	£bn	£bn

Insurance Groups Directive (IGD)	1.5	1.0	0.6

The improvement in the Insurance Groups Directive surplus from £0.6bn at 31 December 2004 to £1bn at 31 December 2005 is mainly attributable to the strong result for the period offset by dividend payments.

We have satisfactorily agreed our Individual Capital Assessment (ICA) with the FSA which, in common with the industry, remains confidential at their request.

We continue to push forward with a number of ongoing initiatives targeted at improving balance sheet and capital efficiency. We continue to review options for our US dollar denominated debt, which does not qualify as regulatory capital. We are also streamlining the Group’s regulatory structure, reducing the number of legal entities and looking at ways to improve the capital efficiency of some of our discontinued lines of business.

We have successfully renegotiated our debt facility on better terms, improved conditions and at a significantly lower cost. Given this refinancing and the positive Core Group’s cashflow we will shortly be repaying all of the £233m senior debt.

Net Asset Value per Share

The net asset value per share at 31 December 2005 pre IAS 19 was 103p and post IAS 19 was 90p (31 December 2004: pre IAS 19 was 95p and post IAS 19 was 76p). At 3 March 2006 the net asset value per share pre IAS 19 was estimated at 98p and post IAS 19 was estimated at 90p.

The pre IAS 19 net asset value per share for 31 December 2005 is based on total shareholders’ funds of £2,743m, with adjustments of £370m for the pension deficit and £125m for preference shares, and shares in issue at the year end of 2,910,996,128 (excludes those held in the ESOP trusts).

Operating EPS for Core Group

The Core Group operating earnings per share for 2005 was 13.7p compared with 11.7p for 2004. Operating earnings per share for 2005 was calculated on the Core Group operating result after interest, minority interests, preference dividends, and related tax of £396m; and the weighted average number of shares for the year of 2,896,059,463 (excludes those held in ESOP trusts).

Dividend

The directors will recommend at the Annual General meeting, to be held on 22 May 2006, that a final dividend of 3.05p (2004: 2.96p) per share be paid. This, together with the interim dividend of 1.69p already paid, will make a total distribution for the year of 4.74p (2004: 4.61p).

The final dividend will be payable on 2 June 2006 to shareholders on the register at the close of business on 17 March 2006. Shareholders will be offered a SCRIP dividend alternative. SCRIP dividend mandates need to be received by Lloyds TSB Registrars before 10 May 2006.

FURTHER INFORMATION

The full text of the above is available to the public at 1 Leadenhall Street, London EC3V 1PP. The text is also available on line at www.royalsunalliance.com. A live audiocast of the analyst presentation, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available shortly after the close of the meeting. Copies of the slides to be presented at the analysts meeting will be available on the site from 8.30am today.

The first quarter results 2006 will be announced on 11 May 2006 and there will be an Investor Day on 19 June 2006.

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SUMMARY CONSOLIDATED INCOME STATEMENT ANALYSED BETWEEN CORE GROUP AND US OPERATION ON A MANAGEMENT BASIS

TWELVE MONTHS TO 31 DECEMBER

		2005			2004
	Core	US	Group	Core	US	Group
	Group			Group
	£m	£m	£m	£m	£m	£m

Net written premiums	5,300	100	5,400	4,972	110	5,082

Underwriting result	263	(145)	118	185	(462)	(277)

Investment income	498	118	616	443	108	551
Realised gains	109	20	129	112	1	113
Unrealised gains/(losses), impairments & foreign exchange	12	–	12	(4)	2	(2)
Unwind of discount	(39)	(22)	(61)	(50)	(21)	(71)
Investment result	580	116	696	501	90	591

Insurance result	843	(29)	814	686	(372)	314

Other activities	(100)	(16)	(116)	(63)	7	(56)

Operating result	743	(45)	698	623	(365)	258

Interest costs	(107)	–	(107)	(75)	–	(75)
Amortisation	(11)	(6)	(17)	(14)	(8)	(22)
Reorganisation costs	(37)	(49)	(86)	(69)	(49)	(118)
Benefit from change of pension scheme design	180	–	180	–	–	–
Profit/(loss) on disposals	126	71	197	(116)	7	(109)
Discontinued life	–	–	–	104	–	104

Profit/(loss) before tax	894	(29)	865	453	(415)	38
Taxation	(259)	(1)	(260)	(141)	23	(118)

Profit/(loss) after tax	635	(30)	605	312	(392)	(80)

SUMMARY CASHFLOW STATEMENT ANALYSED BETWEEN CORE GROUP AND US OPERATION

TWELVE MONTHS TO 31 DECEMBER

		2005			2004
	Core	US	Group	Core	US	Total
	Group			Group
	£m	£m	£m	£m	£m	£m

Net cashflows from operating activities	843	(812)	31	229	(706)	(477)
Net cashflows from financing activities	(225)	–	(225)	(122)	195	73

Net cashflows from operating activities after financing activities	618	(812)	(194)	107	(511)	(404)
Net cashflows from investing activities	(745)	615	(130)	(1,224)	(701)	(1,925)

Net (decrease)/increase in cash and cash equivalents	(127)	(197)	(324)	(1,117)	(1,212)	(2,329)

Cash and cash equivalents at the beginning of the year	1,523	341	1,864	2,645	1,609	4,254
Effect of exchange rate changes on cash and cash equivalents	44	28	72	(5)	(56)	(61)

Cash and cash equivalents at the end of the year	1,440	172	1,612	1,523	341	1,864

Add: bank overdrafts	5	–	5	17	–	17
Less: discontinued operations	–	–	–	(15)	–	(15)

Cash and cash equivalents per balance sheet	1,445	172	1,617	1,525	341	1,866

The Core Group generated strong net cash inflows from operating activities, whilst as expected the US operation continues to settle claims.

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REGIONAL ANALYSIS OF GENERAL INSURANCE OPERATIONS FOR CORE GROUP AND TOTAL GROUP

TWELVE MONTHS TO 31 DECEMBER

	Net Written Premiums
	2005	2004
	£m	£m

United Kingdom	2,632	2,555
Scandinavia	1,324	1,228
International	1,337	1,186
Group Re	7	3

Core Group	5,300	4,972
United States	100	110

Total Group	5,400	5,082

	Underwriting Result		Investment Result		Insurance Result
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

United Kingdom	154	95	321	282	475	377
Scandinavia	65	54	115	91	180	145
International	63	45	144	128	207	173
Group Re	(19)	(9)	–	–	(19)	(9)

Core Group	263	185	580	501	843	686
United States	(145)	(462)	116	90	(29)	(372)

Total Group	118	(277)	696	591	814	314

	Operating Ratios
		2005			2004
	Claims	Expenses	Combined	Claims	Expenses	Combined
	%	%	%	%	%	%

United Kingdom	61.2	31.9	93.1	64.8	31.5	96.3
Scandinavia	74.4	20.0	94.4	76.5	19.1	95.6
International	61.4	33.3	94.7	63.9	32.7	96.6

Core Group	64.9	29.2	94.1	67.4	28.7	96.1
United States	144.4	68.9	213.3	137.7	93.1	230.8

Total Group	67.0	30.0	97.0	73.9	30.9	104.8

REGIONAL ANALYSIS OF ONGOING BUSINESS, CORE GROUP AND TOTAL GROUP

TWELVE MONTHS TO 31 DECEMBER

	Operating Ratios
		2005			2004
	Claims	Expenses	Combined	Claims	Expenses	Combined
	%	%	%	%	%	%
United Kingdom	60.7	31.6	92.3	61.1	30.7	91.8
Scandinavia	74.4	20.0	94.4	76.5	19.1	95.6
International	61.6	33.2	94.8	63.6	32.2	95.8

Ongoing	64.7	29.1	93.8	65.6	28.2	93.8
Discontinuing	123.2	102.1	225.3	107.8	(54.2)	53.6

Core Group	64.9	29.2	94.1	67.4	28.7	96.1
United States *	144.4	68.9	213.3	137.7	93.1	230.8

Total Group	67.0	30.0	97.0	73.9	30.9	104.8

*The comparative has been restated to reflect the Nonstandard Auto business in the United States as discontinuing.

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UNITED KINGDOM GENERAL INSURANCE OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Written Premiums		Underwriting Result		Operating Ratio
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	%	%
Personal
Household	383	384	49	32	90.4	97.1
Motor	404	370	(11)	(6)	102.9	101.6
Other	43	28	1	(3)	88.9	107.8

Total UK Personal	830	782	39	23	95.6	97.3

Commercial
Property	711	780	72	149	91.6	81.3
Casualty	348	358	12	(4)	96.8	100.9
Motor	599	507	37	14	88.9	96.4
Other	144	128	(6)	(87)	101.9	158.3

Total UK Commercial	1,802	1,773	115	72	91.9	96.0

Total UK	2,632	2,555	154	95	93.1	96.3

	Underwriting Result		Investment Result		Insurance Result
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Personal	39	23	78	69	117	92
Commercial	115	72	243	213	358	285

Total UK	154	95	321	282	475	377

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SCANDINAVIAN GENERAL INSURANCE OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Written Premiums		Underwriting Result		Operating Ratio
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	%	%
Personal
Denmark	207	193	(1)	2	99.5	98.5
Sweden	440	415	(23)	(16)	104.7	104.1
Other	56	48	2	1	92.4	93.6

Total Personal	703	656	(22)	(13)	102.5	101.7

Commercial
Denmark	299	258	6	10	97.4	96.0
Sweden	280	280	80	56	72.4	81.1
Other	42	34	1	1	91.4	94.5

Total Commercial	621	572	87	67	85.5	88.7

Total
Denmark	506	451	5	12	98.3	97.1
Sweden	720	695	57	40	91.7	94.4
Other	98	82	3	2	91.9	94.0

Total Scandinavia	1,324	1,228	65	54	94.4	95.6

	Underwriting Result		Investment Result		Insurance Result
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Personal	(22)	(13)	65	51	43	38
Commercial	87	67	50	40	137	107

Total Scandinavia	65	54	115	91	180	145

Denmark	5	12	39	31	44	43
Sweden	57	40	72	57	129	97
Other	3	2	4	3	7	5

Total Scandinavia	65	54	115	91	180	145

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INTERNATIONAL GENERAL INSURANCE OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Written Premiums		Underwriting Result		Operating Ratio
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	%	%
Personal
Canada	436	360	18	14	94.9	96.7
Europe	237	229	33	9	86.5	96.4
LAC	109	67	(2)	2	100.4	97.8
Asia & Middle East	30	61	4	8	84.1	87.5

Total Personal	812	717	53	33	92.8	96.0

Commercial
Canada	142	127	8	5	94.6	94.6
Europe	169	166	1	(3)	99.4	101.7
LAC	140	99	(3)	7	102.1	94.0
Asia & Middle East	74	77	4	3	91.7	97.9

Total Commercial	525	469	10	12	97.6	97.6

Total
Canada	578	487	26	19	94.8	96.2
Europe	406	395	34	6	92.0	98.6
LAC	249	166	(5)	9	101.4	95.5
Asia & Middle East	104	138	8	11	89.5	93.4

Total International	1,337	1,186	63	45	94.7	96.6

	Underwriting Result		Investment Result		Insurance Result
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Personal	53	33	68	60	121	93
Commercial	10	12	76	68	86	80

Total International	63	45	144	128	207	173

Canada	26	19	83	74	109	93
Europe	34	6	45	40	79	46
LAC	(5)	9	7	6	2	15
Asia & Middle East	8	11	9	8	17	19

Total International	63	45	144	128	207	173

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INVESTMENT RESULT BY REGION

TWELVE MONTHS TO 31 DECEMBER

	UK	Scandinavia	International	Core	US	Group
	£m	£m	£m	£m	£m	£m

Regional investment income	274	108	116	498	118	616
Realised gains	61	23	25	109	20	129
Unrealised gains / impairments	7	2	3	12	-	12
Unwind of discount	(21)	(18)	-	(39)	(22)	(61)

Investment result	321	115	144	580	116	696

The investment result is reported on an actual basis for the Core Group and US operation. For the Core Group the investment income is allocated to the regions based on technical reserves, working capital and the local regulatory capital requirements. Realised gains, unrealised gains and impairment losses are allocated with reference to the above amounts. The unwind of discount is attributed on an actual basis.

ASBESTOS RESERVES

The technical provisions include £1,051m for asbestos in the UK and US. These provisions can be analysed by where the risks were written and by survival ratio. Survival ratio is an industry standard measure of a company’s reserves expressing recent year claims payments or notifications as a percentage of liabilities.

The following table outlines the asbestos provisions as at 31 December 2005 analysed by risk and survival ratio:

	Total	UK risks written	US risks written	US risks written
Provisions		in the UK	in the UK	in the US
	£m	£m	£m	£m
Net of reinsurance	1,051	612	122	317
Net of discount	600	327	71	202
Survival ratios - On payment
(Gross of discount)
One year	22	44	8	18
Three year average	25	39	15	18
Survival ratios - On notifications
(Gross of discount)
One year	19	29	16	11
Three year average	20	29	17	13

EXCHANGE RATES

£/local currency	12 Months 2005		12 Months 2004
	Average	Closing	Average	Closing

US Dollar	1.82	1.72	1.83	1.92
Canadian Dollar	2.20	2.01	2.38	2.30
Danish Kroner	10.90	10.86	10.96	10.51

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Introduction
One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the insurance liabilities of the company.

The insurance liabilities of an insurance company include the provision for unearned premiums and unexpired risks and the provision for outstanding claims. Unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. Outstanding claims represents the company’sestimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques
Claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, legislative changes, judicial decisions and economic conditions.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The Group’s estimates of losses and loss expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business. In selecting its best estimate, the Group considers the appropriateness of the methods and bases to the individual circumstances of the provision class and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates orprojected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The claims provisions are subject to close scrutiny both within the Group’s business units and at Group Corporate Centre. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of insurance liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

The pension assets and pension and post retirement liabilities are calculated in accordance with International Accounting Standard 19 (IAS 19). The assets, liabilities, and income statement charge, calculated in accordance with IAS 19, are sensitive to the assumptions made, including inflation, interest rate, investment return and mortality.

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Uncertainties and contingencies
The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
•	uncertainty as to the extent of policy coverage and limits applicable;
•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring; and
•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of insurance liabilities is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates, particularly for long tail lines of business. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account.

The Group has exposures to risks in each class of business within each operating segment that may develop and that could have a material impact upon the Group’s financial position in the period in which the development occurs. The geographical and insurance risk diversity within the Group’s portfolio of issued insurance policies make it not possible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgments and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it not being possible to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

The sections below identify a number of specific risks relating to asbestos and environmental claims and to insurance risks remaining within the Group’s discontinuing US operations. There may be other classes of risk that are not specifically identified below, which could develop in the future and that could have a material impact on the Group’s financial position during the period in which the development occurs.

The Group evaluates the concentration of exposures to individual and cumulative insurance risk and establishes its reinsurance policy to reduce such exposure to levels acceptable to the Group.

Asbestos and environmental claims
The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;
•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;
•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;
•	the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later (for example, cases of mesothelioma can have a latent period of up to 40 years);
•	inadequate development patterns;
•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;
•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;
•	the tendency for social trends and factors to influence jury verdicts; and
•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

Further information on specific developments in the US in relation to asbestos and environmental claims is discussed below.

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Representations and warranties
In the course of disposal of businesses the Group provides representations and warranties to counterparties in contracts in connection with various transactions and may also provide indemnifications that protect the counterparties to the contracts in the event that certain liabilities arise (covering such matters as tax, property, environmental issues, etc). While such representations, warranties and indemnities are essential components of many contractual relationships, they do not represent the underlying purpose for the transaction. These clauses are customary in such contracts and may from time to time lead to us receiving claims from counterparties.

Financial enhancement products
In the UK and US the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. Further information on financial enhancement products in the US is discussed below.

Litigation, mediation and arbitration
The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries in the normal course of its business. The directors do not believe that any current mediation, arbitration, regulatory or sectoral inquiries and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration, regulatory inquiries and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period. Further information on US litigation is discussed below.

Reinsurance
The Group is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The Group is also exposed to the credit risk assumed in fronting arrangements. In selecting the reinsurers with whom we do business our strategy is to seek reinsurers with the best combination of credit rating, price and capacity. We publish internally a list of authorised reinsurers who pass our selection process and which our operations may use for new transactions.

The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Changes in foreign exchange rates may impact our results
We publish our consolidated financial statements in pounds sterling. Therefore, fluctuations in exchange rates used to translate other currencies, particularly other European currencies and the US dollar, into pounds sterling will impact our reported consolidated financial condition, results of operations and cash flows from period to period. These fluctuations in exchange rates will also impact the pound sterling value of our investments and the return on our investments.

Income and expenses for each income statement item are translated at average exchange rates. Balance sheet assets and liabilities are translated at the closing exchange rates at the balance sheet date.

Investment risk
The Group is exposed to credit risk on its invested assets. Credit risk includes the non performance of contractual payment obligations on invested assets and adverse changes in the credit worthiness of invested assets including exposures to issuers or counterparties for bonds, equities, deposits and derivatives. Our insurance investment portfolios are concentrated in listed securities. We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. We have strict controls over the use of derivative instruments.

Rating agencies
The ability of the Group to write certain types of insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment
The regulatory environment is subject to significant change in many of the jurisdictions in which we operate. We continue to monitor the developments and react accordingly. The directors are confident that the Group will continue to meet all future regulatory capital requirements.

In addition the Group is continuing to monitor and respond to consultation on the latest Solvency II proposals, which are intended, in the medium term, to achieve greater harmonisation of approach across European member states to assessing capital resources and requirements.

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US Operations
In addition to the disclosures above there are a number of specific risks and issues pertaining to our US Operations as follows:

Asbestos and environmental claims
In respect of asbestos and environmental claims the position in the US is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non aggregate premises or operations section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos.

Federal legislation that would address asbestos related problems, Senate Bill 852, an amended version of Senate Bill 2290 (Fairness in Asbestos Injury Resolution or ‘FAIR’ Act), was introduced in April 2005 by Senate Judiciary Committee Chair Arlen Specter. The amended bill includes establishing a privately financed trust fund to provide payments to individuals with asbestos related illnesses and removal of asbestos claims from the tort litigation system for the duration of the fund. The proposed bill would remove pending and future cases from the judicial system and place these cases and claims into a no fault trust fund to be administered by the US Department of Labor. It would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust.

However, there are concerns that the bill contains several loopholes which would allow cases to revert to the tort system at various points of the trust fund’s life. This would undermine the certainty and finality that insurers and manufacturers/defendants seek.

Given the recent events in the Senate where floor debate ended with Senate Bill 852 sent back to Committee and the heavy opposition that remains from various parties, any prospects of passage of SB 852 in its current form are speculative at best. It is possible that the focus could shift to a medical criteria bill or another version of asbestos reform.

Against this background and in common with the industry generally, the Group in the US receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come. One such approach received during 2004 from General Motors Corporation is now the subject of ongoing litigation.

Financial enhancement products
Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of financial enhancement product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts. These products are no longer written.

During the first quarter 2005 the Group terminated a number of these contracts for a net pre tax gain of $7m. The fair value of the remaining two contracts was a liability of $157m at 31 December 2005, unchanged since 31 December 2004.

During February 2006 one of the remaining two contracts was terminated for a net pre tax gain of $4m. The fair value of the remaining contract at 31 December 2005 was a liability of $75m.

Litigation
As discussed above, the Group is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries in the normal course of its business. This is particularly so in respect of its US Operation where there are a number of ongoing litigations. The status of two major US litigations is as follows:

Student Finance Corporation
In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. The original loan portfolio had a face value of approximately $501m. In mid July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed the default rate of the loans. Since Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suits is uncertain.

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The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (MBIA) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions included Wells Fargo Bank Minnesota, NA (‘Wells Fargo’), in its capacity as trustee of a number of securitisations that were collateralised by student loans, and MBIA which insured the obligations issued through these securitisations. These actions were heard in US District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. The Court granted summary judgement to MBIA and Wells Fargo on 30 September 2003.

Calculated through 31 December 2005, the total amount awarded by the foregoing summary judgements was approximately $386m. Royal Indemnity appealed each of these judgements. On 4 October 2005 the Court of Appeal upheld the District Court’s ruling that Royal Indemnity waived its right to rescind its policy obligations based on Student Finance Corporation’s fraud and that the policies remain in force. The Court, however, concluded that Royal Indemnity has raised a triable issue as to whether all of the losses claimed by the beneficiaries were covered under those policies. As a result, the Court overturned the summary judgement and returned the case to the District Court to determine coverage and whether the policies cover all of the losses claimed. Royal Indemnity has filed a petition for a rehearing of its appeal.

In April 2005 and October 2005, respectively, PNC Bank and Wilmington Trust, plaintiffs in the Delaware actions, agreed to discontinue their parts of the legal action following agreed settlements.

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity is actively pursuing recovery actions against certain trucking school entities and professional advisers. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

World Trade Center
The estimated cost of the insurance losses associated with the terrorist action of 11 September 2001 is a gross loss in excess of £1bn, reduced to £280m net of reinsurance. This was an unprecedented event, which still has unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. The final cost may be different from the current estimate due to the uncertainty associated with ongoing appeals and the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Appraisal hearings are scheduled to continue until December 2006. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Restructuring Plans
Our US restructuring plans are complex and are subject to particular risks. Although we have reduced the number of lead regulatory states, our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government and our subsidiaries are subject to state supervision of their regulatory capital and surplus positions. At 31 December 2005 our consolidated US regulatory capital and surplus capital position was 2.2 times the NAIC ratio.

Our objective is to reduce or eliminate the Group’s exposures in relation to our US business and we continue to review all options.

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Statutory Information

Summary consolidated income statement – statutory basis	26

Summary consolidated balance sheet – statutory basis	27

Summary statement of recognised income and expense	28

Summary cashflow statement	28

Explanatory notes to the summary financial statements	29

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SUMMARY CONSOLIDATED INCOME STATEMENT

STATUTORY BASIS

	12 Months		12 Months
	2005		2004
	(audited)		(audited)
	£m		£m
Continuing operations
Net written premiums	5,400		5,082

Income
Net earned premiums	5,382		5,746
Net investment return	806		656
Other operating income	111		141
Total income	6,299		6,543
Expenses
Net claims and benefits	(3,595)		(4,261)
Underwriting and policy acquisition costs	(1,738)		(1,816)
Benefit from change of pension scheme design	180		–
Unwind of discount	(61)		(71)
Other operating expenses	(252)		(291)
Total expenses	(5,466)		(6,439)

Results of operating activities	833		104

Finance costs	(107)		(75)
Profit/(loss) on disposal of subsidiaries	136		(2)
Net share of profit after tax of associates	3		8

Profit before tax on continuing operations	865		35
Income tax expense	(260)		(88)

Profit/(loss) after tax from continuing operations	605		(53)

Discontinued operations
Loss after tax from discontinued operations*	–		(27)

Profit/(loss) after tax	605		(80)

Attributable to:
Equity holders of the Company	555		(125)
Minority interests	50		45

Profit/(loss) after tax	605		(80)

Earnings per share attributable to the ordinary shareholders of the Company during the year:

Basic	18.9	p	(5.0	)p
Diluted	18.7	p	(5.0	)p

Earnings per share attributable to the ordinary shareholders of the Company during the year from continuing operations:

Basic	18.9	p	(4.1	)p
Diluted	18.7	p	(4.1	)p

Ordinary dividends paid and proposed for the year:

Interim dividend paid (per share)	1.69	p	1.65	p
Final dividend proposed (per share)	3.05	p	2.96	p

*Discontinued operations for the year to 31 December 2004 relate to life businesses.

The attached notes are an integral part of these summary consolidated financial statements.

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SUMMARY CONSOLIDATED BALANCE SHEET

STATUTORY BASIS

	31 December	31 December
	2005	2004
	(audited)	(audited)
	£m	£m
Assets
Goodwill and other intangible assets	450	322
Property and equipment	410	418
Investment property	435	417
Investments in associated undertakings	29	29
Financial assets
Equity securities	1,683	1,657
Debt and fixed income securities	11,609	11,158
Other	241	320
Total financial assets	13,533	13,135
Reinsurers' share of insurance contract liabilities	4,406	4,424
Insurance and reinsurance debtors	2,547	2,684
Deferred acquisition costs	465	487
Other debtors and other assets	669	791
Cash and cash equivalents	1,617	1,866

	24,561	24,573
Non current assets and assets of operations held for sale	36	81

Total assets	24,597	24,654

Equity, reserves and liabilities

Equity and reserves
Shareholders' funds	2,743	2,321
Perpetual notes	–	444
Minority interests	391	368

Total equity and reserves	3,134	3,133

Liabilities
Loan capital	1,071	607
Insurance contract liabilities	17,204	17,191
Insurance and reinsurance liabilities	475	778
Borrowings	251	349
Provisions and other liabilities	2,462	2,519

	21,463	21,444
Liabilities of operations held for sale	–	77

Total liabilities	21,463	21,521

Total equity, reserves and liabilities	24,597	24,654

The attached notes are an integral part of these summary consolidated financial statements.

The consolidated financial statements, from which these financial statements have been extracted, have been approved for issue by the Board of Directors on 8 March 2006.

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SUMMARY STATEMENT OF RECOGNISED INCOME AND EXPENSE

	12 Months	12 Months
	2005	2004
	(audited)	(audited)
	£m	£m

Profit/(loss) after tax	605	(80)

Exchange gains/(losses)	62	(17)
Fair value (losses)/gains net of tax	(35)	21
Pension fund actuarial losses net of tax	(53)	(50)
Net losses not recognised in income statement	(26)	(46)

Total recognised income/(expense) for the year	579	(126)

SUMMARY CASHFLOW STATEMENT

	12 Months	12 Months
	2005	2004
	(audited)	(audited)
	£m	£m

Net cashflows from operating activities	31	(477)
Net cashflows from investing activities	(130)	(1,925)
Net cashflows from financing activities	(225)	73

Net decrease in cash and cash equivalents	(324)	(2,329)
Cash and cash equivalents at the beginning of the year	1,864	4,254
Effect of exchange rate changes on cash and cash equivalents	72	(61)

Cash and cash equivalents at the end of the year	1,612	1,864

	31 December	31 December
	2005	2004
	(audited)	(audited)
	£m	£m

Cash and cash equivalents per cashflow statement	1,612	1,864
Add: bank overdrafts	5	17
Less: discontinued operations	–	(15)

Cash and cash equivalents per balance sheet	1,617	1,866

The attached notes are an integral part of these consolidated financial statements.

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EXPLANATORY NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the consolidated financial statements, which have changed following the adoption of IFRS, are set out below:

Consolidated financial statements
The consolidated financial statements, from which these summary consolidated financial statements have been extracted, are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The consolidated financial statements are prepared under the historical cost convention as modified by the revaluation of available for sale financial assets, investment property, Group occupied property and financial assets and financial liabilities held for trading (which include all derivative contracts).

Except where otherwise stated, all figures included in the consolidated financial statements are presented in millions of British pounds sterling (£m), rounded to the nearest million.

Adoption of International Financial Reporting Standards
The Group adopted IFRS for the year ended 31 December 2005. Previously the Group’s consolidated financial statements were prepared in accordance with applicable UK accounting standards and the Statement of Recommended Practice issued by the Association of British Insurers in November 2003. The previously reported 2004 consolidated financial statements have been restated to comply with IFRS. The impact of the adoption of IFRS, which materially affected the consolidated financial statements, has been reflected within this note.

Consolidation
Subsidiaries
Subsidiaries are entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, including costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Associates
Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost.

The Group’s shares of its associates’ post acquisition profits or losses are recognised in the income statement, and its share of post acquisition movements in reserves are recognised in reserves. The cumulative post acquisition movements are adjusted in the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Adjustments are made, where necessary, to conform the accounting policies of associates to ensure consistency with the policies adopted by the Group.

Selection of accounting policies
The Group exercises judgement in selecting each Group accounting policy. The accounting policies of the Group are selected by the directors to present financial statements that they consider provide the most relevant information. For certain accounting policies there are different accounting treatments that could be adopted, each of which would be in compliance with IFRS and would have a significant influence upon the basis on which the financial statements are presented. The bases of selection of the accounting policies for the accounting for financial assets and for the recognition of actuarial gains and losses related to pension obligations are set out below:

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• The Group accounting policy is to designate all financial assets that meet the necessary conditions as available for sale financial assets. This designation enables the Group to recognise the investment return earned on such assets in a consistent manner with the internal measures applied to measure the performance of the individual operations; and
• The Group accounting policy is to recognise actuarial gains and losses arising from the recognition and funding of the Group’s pension obligations in the period in which they arise. This policy has been adopted as it provides the most relevant basis of recognition of such gains and losses.

Translation of foreign currencies
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

The results and financial position of those Group entities whose functional currency is not British pounds sterling are translated into British pounds sterling as follows:

• Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;
• Income and expenses for each income statement are translated at average exchange rates during each period; and
• All resulting exchange differences are recognised as a component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign entity is sold, the cumulative exchange differences relating to that foreign entity are recognised in the income statement as part of the gain or loss on sale.

Goodwill arising on the acquisition of a foreign entity is treated as an asset of the foreign entity and the carrying value translated at the closing exchange rate.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non monetary items, such as equities classified as available for sale financial assets, are included in the fair value reserve in equity.

Goodwill and other intangible assets
Goodwill, being the difference between the cost of a business acquisition and the Group’s interest in the net fair value of the identifiable assets and liabilities acquired, is initially capitalised in the balance sheet at cost and is subsequently recognised at cost less accumulated impairment losses. The cost of the acquisition is the amount of cash paid and the fair value of other purchase consideration given together with associated expenses. Goodwill is subject to an impairment review at least annually. If there are indications of impairment, the recoverable amount is determined. Where the carrying amount is more than the recoverable amount, an impairment is recognised.

When calculating the goodwill arising on an acquisition, claims provisions are discounted to present value. Immediately following the acquisition, the claims provisions are valued at full nominal value. This increase in liabilities is matched by the recognition of an intangible asset arising from acquired claims provisions, representing the present value of future investment income implicit in the claims discount. The intangible asset is amortised over the expected run off period and is tested in the context of the liability adequacy test of insurance liabilities where the balances of intangible assets associated with insurance contracts is deducted from the carrying amount of the insurance liabilities.

Expenditure that increases the future economic benefits arising from computer software in excess of its standard of performance assessed immediately before the expenditure was made, is recognised as an intangible asset and amortised using the straight line method over a period of three to five years.

Property and equipment
Property and equipment comprise Group occupied land and buildings, fixtures, fittings and equipment (including computer hardware and motor vehicles). These assets are depreciated over periods not exceeding their estimated useful life after taking into account residual values.

Group occupied property is stated at fair value, less subsequent depreciation for buildings. All other assets are stated at depreciated cost. Fair value movements are recorded in equity.

Fair value is based on current prices in an active market for similar property in the same location and condition and subject to similar contractual terms of ownership. Valuations are performed by external professionally qualified valuation surveyors on at least an annual basis, with reference to current market conditions.

All other classes are stated at cost less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset only when it is probable that future economic benefits associated to the item will flow to the Group and the cost can be measured reliably.

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Land is not depreciated. Depreciation on all other items is calculated on the straight line method to write down the cost of such assets to their residual value over their estimated useful lives as follows:

Group occupied buildings	normally 30 years
Fixtures and fittings	10 years
Motor vehicles	4 years
Equipment	3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the balance sheet date.

An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Increases in the carrying amount arising on the revaluation of Group occupied property are credited to revaluation surplus in equity. Decreases that offset the previous increases of the same asset are charged against revaluation surplus directly in equity, other decreases are charged to the income statement. Each year the difference between depreciation based on the fair value of the asset charged to the income statement and depreciation based on the assets original cost is transferred from revaluation surplus to retained earnings.

Investment property
Investment property, comprising freehold and leasehold land and buildings, is held for long term rental yields and is not occupied by the Group.

Investment property is recorded at fair value, measured by independent professionally qualified valuers, who hold a recognised and relevant professional qualification and have recent experience in the location and category of the investment property being valued, on an annual basis or more frequently and by internal valuers for interim periods, with reference to current market conditions. Related unrealised gains and unrealised losses or changes thereof are recognised in investment income.

Financial assets
A financial asset is initially recognised, on the date the Group commits to purchase the asset, at fair value plus, in the case of all financial assets not classified as at fair value through the income statement, transaction costs that are directly attributable to its acquisition. A financial asset is derecognised when the rights to receive cashflows from the investment have expired or have been transferred and the Group has also transferred substantially the risks and rewards of ownership of the asset.

On initial recognition, the financial assets are categorised into the following categories: financial assets at fair value through the income statement, loans and receivables, held to maturity financial assets and available for sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

The Group designates its financial assets as available for sale financial asset on initial recognition of a financial asset. On subsequent measurement, investments are measured at fair value with changes in fair value recognised in equity. Where the cumulative changes recognised in equity represent an unrealised loss the individual asset or group of assets is reviewed to test whether an indication of impairment exists.

For securities whose fair values are readily determined and where there is objective evidence that such an asset is impaired, including a significant or prolonged decline in the fair value below cost, the unrealised loss charged to equity is reclassified to the income statement.

If the fair value of a previously impaired debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed and the reversal recognised in the income statement. Impairment losses on equity investments are not reversed.

Investment income is recognised in the income statement. Dividends on equity investments are recognised on the date at which the investment is priced ‘ex dividend’. Interest income is recognised using the effective interest method. Unrealised gains and losses on available for sale investments are recognised directly in equity, except for impairment losses and foreign exchange gains and losses on monetary items (which are recognised in the income statement). On derecognition of an investment, the cumulative gain or loss previously recognised in equity is recognised in the income statement.

Derivative financial instruments
Derivatives are recognised in the balance sheet on a trade date basis and are carried at fair value. Derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

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Hedging
Transactions are classified as hedging transactions when the following conditions for hedge accounting are met:
• There is a formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge;
• The hedge is expected to be highly effective in achieving offsetting changes in fair value or cashflows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship;
• The effectiveness of the hedge can be reliably measured;
• For cashflow hedges, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cashflows that could ultimately affect profit or loss; and
• The hedge is assessed on an ongoing basis and determined to have been highly effective.

Where loan capital is designated as the hedging instrument against the net investment in foreign entities, the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the underlying hedged item is derecognised.

Estimation of the fair value of financial assets and liabilities
The methods and assumptions used by the Group in estimating the fair value of financial assets and liabilities are:
• For fixed maturity securities, fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from quoted market prices of comparable securities or estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment;
• For equity securities, fair values are based upon quoted market prices;
• If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models;
• For mortgage loans on real estate and collateral loans, fair values are estimated using discounted cash flow calculations based upon prevailing market rates;
• For cash, short term investments, commercial paper, other assets, liabilities and accruals carrying amounts approximate to fair values;
• For notes, bonds and loans payable, fair values are determined by reference to quoted market prices or estimated using discounted cash flow calculations based upon prevailing market rates. Loan capital is carried at amortised cost. Fair value in this case is based on discounted future cash flows. For borrowings that carry a variable rate of interest (other than loan capital), carrying values approximate to fair values; and
• For derivatives, fair values are generally based upon quoted market prices.

Product classification
Insurance contracts are those contracts that transfer significant insurance risk at the inception of the contract. Insurance risk is transferred when the Group agrees to compensate a policyholder if a specified uncertain future event (other than a change in a financial variable) adversely affects the policyholder. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts or derivative contracts, as appropriate.

Cash and cash equivalents
Cash and cash equivalents are short term, highly liquid investments that are subject to insignificant changes in value and are readily convertible into known amounts of cash. Cash equivalents comprise financial assets with less than three months maturity from the date of acquisition.

Treasury shares
Treasury shares are deducted from equity. No gain or loss is recognised on the purchase, sale, issue or cancellation of the treasury shares. Any consideration paid or received is recognised directly in equity.

Loan capital
Loan capital comprises subordinated bonds which are stated at the consideration received less transaction costs. Subsequently, it is measured at amortised cost using the effective interest rate method.

Deferred tax
Deferred tax is provided in full using the liability method on temporary differences arising between the tax bases of assets and liabilities and the carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which these temporary differences can be utilised.

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Employee benefits
Pension obligations
Group companies operate various pension schemes. The schemes are generally funded through payments to trustee administered funds, determined by periodic actuarial calculations. The Group has both defined contribution and defined benefit schemes. A defined contribution scheme is a pension scheme under which the Group pays fixed contributions into a separate entity. A defined benefit scheme is a pension scheme that defines an amount of pension benefit that an employee will receive on retirement, usually dependant on one or more factors such as age, years of service and salary.

Post retirement benefits (including pension schemes and post retirement health schemes)
Contributions to defined contribution pension schemes are charged in the period in which the employment services qualifying for the benefit are provided. The Group has no further payment obligations once the contributions have been paid.

The amounts charged (or credited where relevant) in the income statement relating to post retirement benefits in respect of defined benefit schemes are as follows:

•	The current service cost;
•	The past service costs for additional benefits granted in the current or earlier periods;
•	The interest cost for the period;
•	The impact of any curtailments or settlements during the period; and
•	The expected return on scheme assets (where relevant).

The current service cost in respect of defined benefit schemes comprises the present value of the additional benefits attributable to employees’ services provided during the period.

The present value of defined benefit obligations and the present values of additional benefits accruing during the period are calculated using the Projected Unit Credit Method.

Past service costs arise where additional benefits are granted. The cost of providing additional benefits is recognised on a straight line basis over the remaining period of service until such benefits vest. The cost of providing additional benefits that vest on their introduction are recognised immediately.

The calculation of the present value of accrued benefits includes an actuarial assumption of future interest rates, which is used to discount the expected ultimate cost of providing the benefits. The discount rate is determined at each balance sheet date by reference to current market yields on high quality corporate bonds identified to match the currency and estimated term of the obligations. The interest cost for the period is calculated by multiplying the discount rate, determined at the start of the period, by the defined benefit obligations during the period.

The change in the present value of the defined benefit obligation and the changes in the fair value of scheme assets resulting from any curtailments and settlements of scheme liabilities during the period are recognised in the income statement. Additionally, any previously unrecognised past service costs related to these liabilities are recognised in the gains or losses on settlement and curtailment.

The expected return on scheme assets is calculated using market expectations, at the beginning of the period, of the investment returns on scheme assets over the entire life of the related obligations.

Actuarial gains and losses arise from changes to actuarial assumptions when revaluing future benefits and from actual experience in respect of scheme liabilities and investment performance of scheme assets being different from previous assumptions. Actuarial gains and losses are recognised as a component of equity.

The value recognised in the balance sheet for each individual post retirement scheme is calculated as follows:

•	The present value of defined benefit obligation of the scheme at the balance sheet date;
•	Minus any past service cost not yet recognised; and
•	Minus the fair value at the balance sheet date of the scheme assets out of which the obligations are to be settled directly.

Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value

Share based payment
The value of the employee share options and other equity settled share based payments is calculated at fair value at the grant date using appropriate and recognised option pricing models. The value of liabilities in respect of cash settled share based payment transactions are based on the fair value of the awards at the balance sheet date.

Vesting conditions, other than those ba sed upon market conditions, are not taken into account when estimating the fair value of such awards but are taken into account by adjusting the number of equity instruments included in the ultimate

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measurement of the transaction amount. The value of the awards are recognised as an expense on a systematic basis over the period during which the employment services are provided. The proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Dividends to equity holders
The final dividend is recognised as a liability when approved at the Annual General Meeting. The interim dividend is recognised as a liability when announced.

Leases
Rental income from operating leases is recognised on a straight line basis over the term of the lease. Payments made under operating leases are charged on a straight line basis over the term of the lease.

Non current assets and operations held for sale and discontinued operations
Non current assets and operations are classified as held for sale if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. Such assets are measured at the lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Assets and liabilities are not netted. Discontinued operations are presented on the face of the income statement as a single amount comprising the total of the net profit or loss of discontinued operations and the after tax gain or loss recognised on the sale or the measurement to fair value less costs to sell of the net assets constituting the discontinued operations. In the period where an operation is presented for the first time as discontinued, the income statement for the comparative prior period presented is restated to present that operation as discontinued.

Current and non current distinction
Assets are classified as current when expected to be realised within the Group’s normal operating cycle of one year. Liabilities are classified as current when expected to be settled within the Group’s normal operating cycle of one year. All other assets and liabilities are classified as non current.

First Time Adoption of International Financial Reporting Standards
The Group’s financial statements for the year ended 31 December 2005 are the first annual financial statements that comply with International Financial Reporting Standards (IFRS) as adopted by the European Union.

The Group has applied IFRS 1, First Time Adoption of International Financial Reporting Standards, in preparing these consolidated financial statements. The Group’s transition date is 1 January 2004 and as such an opening IFRS balance sheet has been prepared at that date.

IFRS 1 allows some exemptions from full retrospective application of certain standards. In preparing these consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Group has applied the provisions in IFRS 4, Insurance Contracts, which leaves existing accounting policies for insurance contracts unchanged.

The Group has elected to apply the following optional exemptions from full retrospective application:

Business combinations exemption
The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

Cumulative translation differences exemption
The Group has elected to set the previously accumulated cumulative translation differences to zero at 1 January 2004. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

Designation of financial assets and financial liabilities exemption
The Group reclassified various securities as available for sale investments with fair value movements recognised in equity.

The Group has applied the following mandatory exceptions from retrospective application:

Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognised before 1 January 2004 are not rerecognised under IFRS.

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Hedge accounting exception
The Group has applied hedge accounting from 1 January 2004 only if the hedge relationship meets all the hedge accounting criteria under IAS 39, Financial Instruments: Recognition and Measurement.

Estimates exception
Estimates under IFRS at 1 January 2004 are consistent with estimates made for the same date under UK GAAP. The Group has also chosen to adopt IFRS 5, Non Current Assets Held for Sale and Discontinued Operations, early. The 2004 financial statements have been prepared in accordance with the relevant requirements.

2.	RECONCILIATIONS BETWEEN IFRS AND UK GAAP

The following reconciliations provide a quantification of the effect of the transition to IFRS on both the income statement for the year ended 31 December 2004 and balance sheets as at 31 December 2004 and 1 January 2004.

Explanations of the adjustments are also set out below.

LOSS FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	Year ended
		31 December
		2004
		£m

Loss after tax as reported under UK GAAP		(109)

Adjusted for:
Discontinued life	A	10
Insurance contracts reclassified to financial instruments	B	42
Investment return	C	(69)
Equalisation provisions	D	37
Internal software costs capitalised	E	21
Foreign exchange	F	(32)
Reversal of amortisation of goodwill	G	11
Loan capital interest	H	3
Deferred tax	I	(8)
Interest on perpetual notes	J	14

Loss after tax as reported under IFRS		(80)

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EQUITY AT 31 DECEMBER 2004 AND 1 JANUARY 2004

	Note	31 December	1 January
		2004	2004
		£m	£m

Total equity and reserves as reported under UK GAAP		3,039	3,332

Adjusted for:
Discontinued life	A	–	9
Insurance contracts reclassified to financial instruments	B	(93)	(147)
Equalisation provisions	D	356	319
Internal software costs capitalised	E	39	18
Reversal of amortisation of goodwill	G	11	–
Deferred tax	I	31	34
Reclassification of perpetual notes	J	444	–
Pensions	K	(759)	(681)
Dividends	L	86	83
Other	M	(21)	4

Total equity and reserves as reported under IFRS		3,133	2,971

Explanations

A)	Discontinued life
Adjustments relating to discontinued life operations primarily relate to contracts reclassified to investments, valuation differences taken to funds for future appropriations and mid to bid adjustments. This caused an increase in the life profit of £10m for the year ended 31 December 2004. The impact on equity is to increase shareholder funds by £9m at 1 January 2004. There was no adjustment at 31 December 2004 as the life operations were disposed of during the year. All other adjustments below relate to continuing business.

B)	Insurance contracts reclassified to financial instruments
Under IFRS, insurance contracts that do not contain an element of insurance risk are either classified as investment contracts, if considered as such, or as derivatives. Derivative contracts are marked to market on the balance sheet with the movement in the fair value taken through the income statement. At 31 December 2004 the impact of reclassifying certain contracts previously classified as insurance contracts is to increase pre tax profit for the year by £42m and decrease equity and reserves by £93m pre tax.

C)	Investment return
Under UK GAAP, investment income comprises dividend income from equities, income on bonds based on accrued interest, rental income on properties, interest accrued on deposits and realised and unrealised gains and losses on investments.

Under IFRS, investment return comprises dividend income from equities, income from bonds, rental income and unrealised gains from properties, realised gains and losses and associated impairment charges. Income on bonds is based on the effective interest rate method whereby any discount or premium is amortised over the life of the security. Unrealised movements, other than those relating to investment property, are taken directly to equity. Under IFRS, available for sale securities are tested for impairment and impairment losses are recognised in the income statement. The impact of the change in treatment of the investment return is to decrease the pre tax profit for the year ended 31 December 2004 by £69m.

D)	Equalisation provisions
Under UK GAAP, equalisation provisions are established for future catastrophe and other unusual losses. Under IFRS, such losses are not provided for until incurred. The adjustment reflects the reversal of the equalisation provisions, which resulted in an increase of £37m in the pre tax profit for the year ended 31 December 2004 and a pre tax increase of £356m in the equity at 31 December 2004.

E)	Internal software costs capitalised
Under UK GAAP, the costs of software development are predom inantly expensed as incurred. Under IFRS, these costs are capitalised and amortised over the useful life of the software, normally being three years. The impact is an increase of £21m in the pre tax profit for the year ended 31 December 2004 and a pre tax increase of £39m in the equity and reserves at 31 December 2004.

F)	Foreign exchange Under UK GAAP, income and expenses of foreign entities are translated using the closing exchange rate. Under IFRS, income and expenses are translated at the average rate of exchange.

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On debt securities and other interest bearing available for sale investments, the changes in fair value due to foreign exchange movements are recognised in the income statement. The impact of this adjustment is to decrease the pre tax profit for the year ended 31 December 2004 by £32m.

G)	Reversal of amortisation of goodwill
Amortisation of goodwill is not permitted under IFRS. This adjustment of £11m represents the reversal of goodwill amortised under UK G AAP during the year ended 31 December 2004.

H)	Loan capital interest
Under UK GAAP, the financial statements reflect an accrual or prepayment for the interest accrued on derivatives hedging loan capital interest. Under IFRS, this accrual or prepayment is reversed and the fair value of the derivative contracts is reflected in the financial statements. The impact is an increase in the pre tax profit for the year ended 31 December 2004 of £3m.

I)	Deferred tax
Deferred tax is recognised under UK GAAP on all timing differences, whereas under IFRS deferred tax is recognised on temporary differences. Further, under UK GAAP, deferred ta x balances are discounted whereas under IFRS no allowance is made for the time value of money in calculating the deferred tax provisions. The adjustments relate to both the change in basis in the calculation of deferred tax and the deferred tax impact of other IFRS adjustments made that affect the loss for the year. The impact of changes to deferred tax is to increase the loss for the year ended 31 December 2004 by £8m and to increase equity and reserves by £31m at that date.

J)	Perpetual notes
Under UK GAAP, the perpetual notes issued during 2004 are classified as a liability. IFRS require the perpetual notes to be classified as equity and the interest payments to be recognised directly in equity. The impact of this adjustment is to increase the pre tax profit for the year ended 31 December 2004 by £14m and to increase equity and reserves by £444m.

K)	Pensions
Under UK GAAP, the cost of providing pension benefit was accounted for over the employees’ working lives on a systematic basis as advised by qualified actuaries. Under IFRS, the income statement charge comprises the current service cost, past service cost, interest cost, the impact of any curtailments or settlements in the year and the expected return on plan assets. There is no material impact on the pre tax profit for the year ended 31 December 2004.

Under UK GAAP, the accrual or prepayment included on the balance sheet represents the difference between the expenses charged in the income statement and the cash paid into the scheme. Under IFRS, the full pension asset or deficit is carried on the balance sheet. The impact of this adjustment at 31 December 2004 is a pre tax decrease in equity and reserves of £759m.

L)	Dividends
Under UK GAAP, all dividends relating to an accounting period that are proposed up to the date of the approval of the financial statements by the Board of Directors are accrued in that accounting period. Under IFRS, only dividends approved during the year are accrued. The adjustment reflects the impact of reversing the proposed dividend, which at 31 December 2004 was £86m.

M)	Other Other includes the impact of adjustments relating to the determination of the fair value of an asset using bid price (mid market price under UK GAAP) and other miscellaneous adjustments.

3.	CASHFLOW RECONCILIATION FOR THE YEAR ENDED 31 DECEMBER 2004

The Group’s summary consolidated cashflow statements are presented in accordance with IAS 7, Cashflow Statements. The statements present substantially the same information as that required under UK GAAP as required by UK Financial Reporting Standard 1, as revised, with the exception that the UK GAAP cashflow statements exclude the cashflows of the Group’s life insurance funds. Under IFRS, these cashflows are required to be presented. These are presented as discontinued activities.

Under UK GAAP, the Group’s cash comprises cash at bank. Under IFRS, cash and cash equivalents include cash and short term investments with original maturities of three months or less. In addition, under UK GAAP, cash flows are presented for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. IFRS requires the classification of cashflows as resulting from operating, investing and financing activities. Cashflows from capital expenditure and financial investment, acquisitions and disposals, shown separately under UK GAAP, are included as part of the investing activities under IFRS. The payment of dividends to shareholders is included as a financing activity under IFRS.

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4. CHANGES IN SHAREHOLDERS’ EQUITY FOR YEAR TO 31 DECEMBER

		2005			2004
	Total	Perpetual	Minority	Total	Total
	Shareholders'	Notes	Interest	Equity and	Equity and
	Funds			Reserves	Reserves
	£m	£m	£m	£m	£m

Balance at 1 January	2,321	444	368	3,133	2,971

Profit/(loss) after tax	555	–	50	605	(80)
Exchange gains/(losses)	69	–	(7)	62	(17)
Fair value (losses)/gains net of tax	(31)	–	(4)	(35)	21
Pension fund actuarial losses net of tax	(53)	–	–	(53)	(50)
New share issue	17	–	–	17	24
Share options	9	–	–	9	4
Final dividend	(86)	–	(16)	(102)	(95)
Interim dividend	(49)	–	–	(49)	(47)
Preference dividend	(9)	–	–	(9)	(9)
Perpetual notes	–	(444)	–	(444)	444
Perpetual note interest	–	–	–	–	(10)
Disposal of subsidiaries	–	–	–	–	(23)

Balance at 31 December	2,743	–	391	3,134	3,133

5.	EARNINGS PER SHARE

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average number of shares in issue during the period. On a basic and diluted basis this was 2,896,059,463 and 2,913,503,849 respectively (excluding those held in ESOP trusts). The number of shares in issue at 31 December 2005 was 2,910,996,128 (excluding those held in ESOP trusts).

6.	NON CURRENT ASSETS AND ASSETS OF OPERATIONS HELD FOR SALE

Non current assets and assets of operations held for sale in 2005 relate to property.

7.	TAXATION

Of the £260m (2004: £88m) of income tax expense in the year, £176m (2004: £34m) relates to UK corporation tax and £84m (2004: £54m) to overseas taxation.

RESULTS FOR 2005

This preliminary statement of annual results and dividends does not constitute full statutory Group financial statements within the meaning of Section 240 of the Companies Act 1985. The statutory Group financial statements for the year to 31 December 2005 of Royal & Sun Alliance Insurance Group plc will be delivered to the Registrar of Companies following the Annual General Meeting to be held on 22 May 2006. The independent auditors’ report on the Group financial statements for the year ended 31 December 2005 is unqualified and does not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

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The following reconciliations provide a quantification of the effect of the transition to IFRS on both the income statement and balance sheet as at 31 December 2004:

RECONCILIATION FROM UK GAAP TO IFRS INCOME STATEMENT PRESENTED ON A MANAGEMENT BASIS

YEAR ENDING 31 DECEMBER 2004

	UK	Foreign	Investment	Other[3]	IFRS
	GAAP	exchange[1]	income[2]
	£m	£m	£m	£m	£m

Net written premiums	5,206	(88)	–	(36)	5,082

Underwriting result	(231)	(27)	–	(19)	(277)
Investment result	664	–	(73)	–	591

Insurance result	433	(27)	(73)	(19)	314

Discontinued life	94	–	–	(94)	–
Other activities	(71)	(3)	(74)	92	(56)

Operating result	456	(30)	(147)	(21)	258

Total interest, goodwill, CER	(141)	–	–	44	(97)
Short term investment fluctuations	(78)	–	78	–	–
Reorganisation costs	(126)	(2)	–	10	(118)
Discontinued life	–	–	–	104	104
Loss on disposal of subsidiaries	(110)	–	–	1	(109)

Profit before tax	1	(32)	(69)	138	38

Taxation	(110)	–	23	(31)	(118)

Loss after tax	(109)	(32)	(46)	107	(80)

Minority interests	(40)	–	–	(5)	(45)

Loss attributable to shareholders	(149)	(32)	(46)	102	(125)

Notes:

[1]	The foreign exchange adjustment reflects the change from translating the results of foreign entities at closing rate under UK GAAP to average rate under IFRS.

[2]	Investment income adjustments represent the reclassification of investment return and the move from using the Longer Term Investment Return bases to available for sale, which takes the majority of unrealised gains/losses directly to equity.

[3]	Other adjustments include the reclassification of certain contracts as derivatives and the movement in the fair value of such contracts reflected in the income statement. It also reflects the reversal of the claims equalisation charge, reversal of amortisation of goodwill and adjustments relating to employee benefits.

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RECONCILIATION FROM UK GAAP TO IFRS BALANCE SHEET AS AT 31 DECEMBER 2004 PRESENTED ON MANAGEMENT BASIS

	UK GAAP	Impact	Reclassification	IFRS
	£m	£m	£m	£m
Assets
Goodwill and other intangible assets	184	50	88	322
Property and equipment	186	–	232	418
Total investments	15,469	–	(1,888)	13,581
Reinsurers’ share of insurance contract liabilities	4,153	–	271	4,424
Total other assets	3,975	43	(56)	3,962
Cash and cash equivalents	359	–	1,507	1,866

Assets associated with continuing business	24,326	93	154	24,573

Assets associated with discontinued business	–	–	81	81

Total assets	24,326	93	235	24,654

Equity, reserves and liabilities

Equity and reserves
Shareholders' funds	2,672	(351)	–	2,321
Perpetual notes	–	–	444	444
Minority interests	367	1	–	368

Total equity and reserves	3,039	(350)	444	3,133

Loan capital	1,051	–	(444)	607

Total equity, reserves and loan capital	4,090	(350)	–	3,740

Liabilities (excluding loan capital)
Insurance contract liabilities	17,408	(367)	150	17,191
Provisions and other liabilities	2,828	810	8	3,646

Liabilities associated with continuing business	20,236	443	158	20,837

Liabilities associated with discontinued business	–	–	77	77

Total liabilities (excluding loan capital)	20,236	443	235	20,914

Total equity, reserves and liabilities	24,326	93	235	24,654

Notes:

The impact on equity primarily relates to the impact of IAS 19, Employee Benefits, in respect of pensions, the reversal of the claims equalisation provision, capitalisation of software, reversal of amortisation of goodwill and certain contracts being reclassified as derivatives and marked to market.

The reclassifications comprise certain investments with a duration of less than three months reclassified to cash and cash equivalents, computer software from property and equipment to intangible assets, reclassification of Group owned property from investments to property and equipment and reclassification of assets and liabilities of operations held for sale.

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